Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

400 – 10220 103 Avenue NW

Edmonton, AB T5J 0K4

2.	Date of Material Change:

October 18, 2018

3.	News Release:

A news release was issued by Stantec and disseminated through the facilities of a recognized newswire service on October 19, 2018.

4.	Summary of Material Change:

Stantec announced it has signed an agreement for the sale of the Company’s construction division, MWH Constructors, to funds managed by Oaktree Capital Management, L.P. The sale of MWH Constructors is inclusive of MWH Constructors’ UK and US divisions and Slayden Constructors, Inc. Subject to customary conditions, the sale is anticipated to close in the fourth quarter of 2018.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

The divestiture of MWH Constructors concludes the strategic review of construction services Stantec announced in April 2018. The strategic review set out to determine an option that would optimize the value of MWH Constructors and provide the best prospects for employees, clients, and shareholders.

MWH Constructors provides a full range of high-value design, start-to-finish preconstruction, construction, construction management, and start-up and commissioning services, primarily for the water and wastewater markets in the United States and the United Kingdom. MWH Constructors ranks number one with Engineering News-Record as Top International Contractors for wastewater treatment and number three for sewer and solid waste.

Financial details of the transaction, including the purchase price, will be provided in the Company’s third quarter financial report on November 8, 2018.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Company is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

400 – 10220 103 Avenue NW

Edmonton, AB T5J 0K4

(780) 917-7022

9.	Date of Report:

October 29, 2018.